Exhibit 99.1

Skyline Builders Group Holding to Change Ticker Symbol to “CRMN” on November 12, 2026

●	Ticker change effective November 12, 2026, reflects the recent decision to terminate merger with Cove Kaz.

●	New ticker symbol reflects the Company’s focus on becoming a highly strategic supplier of critical minerals and nuclear fuels and will focus on prioritizing security of supply for US customers.

GRAND CAYMAN, CAYMAN ISLANDS – November 12, 2026 -- Skyline Builders Group Holding Limited (NASDAQ: CRMN) (“Skyline” or “the Company”), a holding company seeking to become a highly strategic supplier of critical minerals and nuclear fuels prioritizing the security of supply for US customers, today announced that it will change its Nasdaq ticker symbol from KAZR to CRMN, effective November 12, 2026. This ticker change was anticipated after the termination of the business combination with Cove Kaz Capital Group (“Cove Kaz”), as announced on November 2, 2026.

On November 2, 2026, Skyline and Cove Kaz mutually agreed to terminate their previously announced business combination agreement with Cove Kaz now seeking a direct listing during 1H 2027. As part of this mutual termination, Skyline agreed to change its Nasdaq ticker symbol.

The ticker change reflects the company’s focus on becoming a highly strategic supplier of critical minerals and nuclear fuels and will focus on prioritizing security of supply for US customers.

“We strongly support Cove Kaz’s proposed listing strategy. In connection with the change of our ticker symbol to “CRMN,” Skyline is preparing to expand its presence in the critical minerals sector,” said Paul Mann, executive chairman of Skyline Builders Group Holding Limited.

ABOUT THE TICKER CHANGE

The ticker symbol change from KAZR to CRMN will be effective on Nasdaq on November 12, 2026. No action is required by current KAZR shareholders in connection with this change.

ABOUT SKYLINE BUILDERS GROUP HOLDING LIMITED

Skyline Builders Group Holding Limited (NASDAQ: KAZR) is a Cayman Islands exempted company with limited liability with its main assets focused on the construction industry in Asia.

In the third quarter of 2025, a group of US investors, led by American Ventures, took control of the Company via a significant cash injection with a goal to divest of the legacy Asian construction business and acquire assets in the critical material supply chain.

Skyline seeks to become a highly strategic supplier of critical minerals and nuclear fuels and will focus on prioritizing security of supply for US customers. In November 2025, it subscribed for an approximate 20% membership interest in Kaz Resources LLC, a company involved in the critical materials supply chain.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct (for example, as to when or whether the new equity financing or the direct listing will be completed, as these are outside Skyline’s control), and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

NO OFFER OR SOLICITATION

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department

Email: investors@skylinebuildersgroupholding.com